Exhibit 99.1

NEWS RELEASE

ELD No. 08-17

TSX: ELD      AMEX: EGO

July 3, 2008

ELDORADO’S BID FOR FRONTIER SUCCESSFUL

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” or “we”) announced that as of 2:00 pm (Vancouver time) on July 2, 2008, approximately 157.3 million common shares of Frontier Pacific Mining Corporation (“Frontier”) had been validly deposited to Eldorado’s offer to purchase all of the outstanding common shares of Frontier (the “Offer”).

Eldorado will give notice to the depositary to take-up and accept for payment all of the Frontier common shares deposited pursuant to the Offer.  Eldorado will pay for such shares on or before July 7, 2008.  Together with the 4,871,300 common shares of Frontier held by Eldorado prior to today’s take up, Eldorado will own approximately 162.2 million common shares of Frontier, representing over 93% of Frontier’s outstanding common shares.

Since the Offer has been accepted by holders of more than 90% of the Frontier common shares, Eldorado intends to exercise its right to acquire the remaining approximately 12.1 million outstanding common shares of Frontier pursuant to a compulsory acquisition under the British Columbia Business Corporations Act, as described in the Offer.  Eldorado expects to complete the compulsory acquisition within the next 90 days.

In order to enable the remaining Frontier shareholders to receive prompt payment of the same consideration paid to those Frontier shareholders who have already tendered, Eldorado’s Offer has been extended until 5:00 pm (Toronto time) on July 15, 2008.  A Notice of Variation and Extension will be filed with applicable securities regulatory authorities and mailed to Frontier’s shareholders.

The price of Eldorado’s Offer is 0.1220 Eldorado common shares, Cdn. $0.0001 in cash and one exchange receipt for each common share of Frontier.  Subject to the terms of an exchange receipt indenture, each exchange receipt entitles its holder to receive an additional 0.008 Eldorado common shares if, prior to July 1, 2009, a Joint Ministerial Resolution is issued in Greece by the Joint Ministerial Council accepting the Environmental Terms of Reference drafted by the Ministry of Environment in respect of Frontier’s Perama Hill project.

Eldorado’s financial adviser is Macquarie Capital Markets Canada Ltd.  Its legal advisors are Borden Ladner Gervais LLP in Canada and Dorsey & Whitney LLP in the United States.

How to Tender

Frontier shareholders wishing to accept the Eldorado Offer are encouraged to tender their shares by completing the letter of transmittal accompanying the documents mailed to them and returning it together with certificates representing their Frontier shares and all other documents to the offices of Kingsdale Shareholder Services Inc. in Toronto, Ontario in accordance with the instructions in the letter of transmittal.  If Frontier shares are held by a broker or other financial intermediary, Frontier shareholders should contact such intermediary and instruct it to tender their Frontier shares.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Eldorado or Frontier. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

Eldorado will file the Notice of Variation and Extension with the U.S. Securities and Exchange Commission (“SEC”) upon filing with the securities regulatory authorities in Canada.  Eldorado has also filed with the SEC a Registration Statement, which includes the offer and take-over bid circular, prospectus, notice of change in information and a previous notice of variation and extension relating to its offer to Frontier shareholders.  ELDORADO URGES INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER AND TAKE OVER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Eldorado with the Canadian securities regulators at www.sedar.com and with the SEC at the SEC’s website at www.sec.gov.  The offer and take-over bid circular and other documents may also be obtained for free, from Eldorado’s website or by directing a request to Eldorado’s investor relations department by telephone at 1-888-353-8166, fax 604-687-4026 or e-mail info@eldoradogold.com or by contacting the Information Agent, Kingsdale Shareholder Services Inc., toll free at 1-866-581-1513.

About Eldorado

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, Turkey, China, Greece and the surrounding regions.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright,

President & Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking statements or information within the meaning of the Securities Act (Ontario).  Such forward looking statements or information include, but are not limited to statements or information with respect to unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Frontier or Eldorado, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward- looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in Eldorado’s Annual Information Form and Form 40 F dated March 31, 2008.  Such factors include, amongst others, the following:  gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in Eldorado’s Annual Information Form and Form 40-F dated March 31, 2008.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of Eldorado’s business contained in Eldorado’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation common shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:
Earl W. Price, Chief Financial Officer	Eldorado Gold Corporation
Phone: 604.601.6661 or 1.888.353.8166	1188, 550 Burrard Street
Fax: 604.687.4026	Vancouver, BC V6C 2B5
Email: earlp@eldoradogold.com	Web site: www.eldoradogold.com
Request for information packages: laurelw@eldoradogold.com